Electronic Articles of Incorporation
For

P15000002212
FILED
January 07, 2015
Sec. Of State
cgolden

ELECTUS GLOBAL EDUCATION CO., INC.

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

ELECTUS GLOBAL EDUCATION CO., INC.

Article II

The principal place of business address:

8305 SANDSTONE CT
TAMPA, . 33615

The mailing address of the corporation is:

8305 SANDSTONE CT
TAMPA, . 33615

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

10000

Article V

The name and Florida street address of the registered agent is:

TRACY ZULUAGA
8305 SANDSTONE CT.
TAMPA, FL. 33615

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: TRACY ZULUAGA

P15000002212
FILED
January 07, 2015
Sec. Of State
cgolden

Article VI

The name and address of the incorporator is:

TRACY ZULUAGA
8305 SANDSTONE CT

TAMPA, FL 33615

Electronic Signature of Incorporator: TRACY ZULUAGA

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
TRACY ZULUAGA
8305 SANDSTONE CT
TAMPA, FL. 33615

P15000002212

(Requestor's Name)

(Address)

(Address)

(City/State/Zip/Phone #)

☐ PICK-UP ☐ WAIT ☐ MAIL

(Business Entity Name)

(Document Number)

Certified Copies _______ Certificates of Status _______

Special Instructions to Filing Officer:

Office Use Only

100446650151

COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: ELECTUS GLOBAL EDUCATION CO., INC.

DOCUMENT NUMBER: P15000002212

The enclosed ***Articles of Amendment*** and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Banessa Alvarez
Name of Contact Person

Swyft Filings
Firm/ Company

1814 N Memorial Way
Address

Houston, TX 77007
City/ State and Zip Code

filings@swyftfilings.com
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Banessa Alvarez at (877) 7770450

Name of Contact Person — Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

- ■ $35 Filing Fee
- ☐ $43.75 Filing Fee & Certificate of Status
- ☐ $43.75 Filing Fee & Certified Copy (Additional copy is enclosed)
- ☐ $52.50 Filing Fee Certificate of Status Certified Copy (Additional Copy is enclosed)

Mailing Address
Amendment Section
Division of Corporations
P.O. Box 6327
Tallahassee, FL 32314

Street Address
Amendment Section
Division of Corporations
The Centre of Tallahassee
2415 N. Monroe Street, Suite 810
Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

ELECTUS GLOBAL EDUCATION CO., INC.

(Name of Corporation as currently filed with the Florida Dept. of State)

P15000002212

(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this ***Florida Profit Corporation*** adopts the following amendment(s) to its Articles of Incorporation:

A. **If amending name, enter the new name of the corporation:**

____ *The new name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.," "Inc.," or Co.," or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word "chartered," "professional association," or the abbreviation "P.A."*

B. **Enter new principal office address, if applicable:**
(Principal office address MUST BE A STREET ADDRESS)

____

____

____

C. **Enter new mailing address, if applicable:**
(Mailing address MAY BE A POST OFFICE BOX)

____

____

____

D. **If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:**

Name of New Registered Agent ____

____
(Florida street address)

New Registered Office Address: ______________________________, Florida __________
(City) *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (e), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:

(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:

P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________
2) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________
3) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________
4) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________
5) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________
6) ____ Change	______	____________________	____________________
____ Add			____________________
____ Remove			____________________

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*). *(Be specific)*

Article IV: The number of shares the corporation is authorized to issue is: 1,000,000,000

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(if not applicable, indicate N/A)

The date of each amendment(s) adoption: 2/28/2025, if other than the date this document was signed.

***Effective date if applicable:** ______________________________

(no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s) **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

■ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by ______________________________."

(voting group)

Dated 3/7/2025

Signature Kamal Moumneh

(By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

KAMAL MOUMNEH

(Typed or printed name of person signing)

CIO

(Title of person signing)